Filed by GX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp.

Commission File No.: 001-38914

The following communication was made available by Celularity Inc. on July 7, 2021.

Celularity Founder, Chairman and Chief Executive Officer, Robert J. Hariri, M.D., Ph.D., Dually Awarded for Pioneering Contributions in Medicine and Leadership

The Brain Mapping Foundation and the Society for Brain Mapping and Therapeutics to celebrate this trailblazing scientist, surgeon, visionary leader and serial entrepreneur at the 18th Annual Gathering for the Cure Gala, Ritz Carlton, Downtown LA, CA, USA

FLORHAM PARK, N.J. & LOS ANGELES, July 7, 2021 -- Celularity Inc. (“Celularity”), a clinical-stage biotechnology company leading the next evolution in cellular medicine with the development of off-the-shelf allogeneic therapies derived from the postpartum human placenta, the Brain Mapping Foundation (BMF) and the Society for Brain Mapping and Therapeutics (SBMT) today announced Robert J. Hariri, M.D., Ph.D., Founder, Chairman and Chief Executive Officer of Celularity, and Adjunct Professor of Neurosurgery at Weill Cornell College of Medicine, will be honored at the “Gathering for Cure Black Tie Awards Gala” during the SBMT Annual World Congress in Los Angeles on July 10, 2021.

Dr. Hariri, the 18th Past President of SBMT, will receive the Pioneer in Medicine Award for his innovative work in cellular therapy and the Golden Axon Award for his contributions and presidential leadership of SBMT during the COVID-19 pandemic securing food and personal protective equipment (PPE) for frontline workers and supporting policy initiatives in public health. In addition, Dr. Hariri led the first clinical trial employing a cellular therapy for COVID-19. Under Dr. Hariri’s vision and leadership, Celularity is advancing innovative cellular therapeutics to treat a range of diseases, including neurologic diseases from brain cancer to stroke. In addition, the company received Fast Track and Orphan Drug Designations from the U.S. Food and Drug Administration (FDA) for its non-genetically modified cryopreserved human placental hematopoietic stem cell-derived natural killer (NK) cell therapy, CYNK-001, for the treatment of patients with malignant gliomas.

“Celularity seeks to be a disruptive game-changer in the rapidly evolving cellular medicine industry by developing transformative therapies for patients with neurological disorders using our technology platform employing placental-derived cells, biological materials and byproducts,” said Dr. Hariri. “It is an honor to be recognized by one of the fastest growing multi-specialty associations in the world. BMF serves as a think-tank for the neuro-tech ecosystem to drive advances in the diagnosis, treatment and eradication of diseases of the neurological system. SBMT and BMF are on the forefront of this rapidly evolving sector, commanding enormous commercial and investment opportunities.”

Currently Celularity is investigating placental-derived Natural Killer cells in multiple clinical trials that include the treatment of glioblastoma multiforme and has two placental biomaterial products on the market and a pipeline of other product candidates. Celularity announced earlier this year that it will enter the public market through a merger with the GX Acquisition Corporation expected to close in the third quarter of 2021.

Babak Kateb, M.D., founding Chairman of the Board of SBMT, President of BMF, and Director of Brain Technology and Innovation Park and National Center for NanoBioElectronics, added, “The future of cellular and regenerative medicine will be greatly impacted by its integration with nanotechnology, predictive modeling, device, imaging, AI and predictive modeling and the application of augmented and virtual reality (AR and VR). Celularity will be the integrator and herald of cellular therapeutics because of Dr. Hariri.”

The Pioneer in Medicine Award is presented to individuals who have significantly contributed to scientific advancements in the fields of medicine and image guided therapy through a multidisciplinary approach. Their groundbreaking contributions have made the development of state-of-the-art technology and scientific discovery a reality.

The Golden Axon Award is presented to individuals outside of the medical community who inspire with goodwill and an enthusiastic interest in science, technology and medicine. Named for the neuron cell fiber that carries outgoing messages to other target cells, the founding principle of the Axon Award is to recognize a highly regarded individual in the public sector who helps raise awareness and funding of SBMT and its mission in the community via fundraising event(s) and activities.

About Celularity

Celularity, headquartered in Florham Park, NJ, is a clinical-stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic cell therapies, including unmodified natural killer (NK) cells, genetically-modified NK cells, T cells engineered with a CAR (CAR T-cells), and mesenchymal-like adherent stromal cells (ASCs) targeting indications across cancer, infectious and degenerative diseases. In addition, Celularity develops and manufactures innovative biomaterials also derived from the postpartum placenta. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address significant unmet global needs for effective, accessible, and affordable therapies.

In January 2021, Celularity entered into a definitive merger agreement with GX Acquisition Corp. to create a publicly listed leader in allogeneic cellular therapy. GX Acquisition Corp. is listed on Nasdaq under the ticker symbol “GXGX.” Upon closing of the business combination, expected to be completed in the third quarter of 2021, shares of the combined company will be listed on Nasdaq under the ticker symbol “CELU.”

About GX

GX is a blank check company incorporated in Delaware for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. GX is led by Jay R. Bloom and Dean C. Kehler, who serve as Managing Partners of Trimaran Capital Partners.

To learn more, visit celularity.com

Celularity Investor Contacts:
Carlos Ramirez
Celularity
carlos.ramirez@celularity.com

Alexandra Roy
Solebury Trout
aroy@soleburytrout.com

Celularity Media Contact
Jason Braco, Ph.D.
LifeSci Communications
jbraco@lifescicomms.com

Additional Information and Where to Find It

GX has filed a registration statement on Form S-4, as amended on March 29, 2021, April 23, 2021, and June 22, 2021 (the “Registration Statement”), with the U.S. Securities and Exchange Commission (“SEC”), which includes the proxy statement distributed to holders of GX’s common stock in connection with GX’s solicitation of proxies for the vote by GX’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Celularity’s stockholders in connection with the Business Combination. The Registration Statement was declared effective by the SEC on June 25, 2021 and the definitive proxy statement/prospectus and other relevant documents have been mailed to GX’s stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination. GX’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with GX’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about GX, Celularity and the Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by GX, without charge, at the SEC website located at www.sec.gov or by directing a request to GX, 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Participants in the Solicitation

GX and its directors and officers may be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination. GX’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GX in GX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, the Registration Statement and the definitive proxy statement/prospectus, which was filed with the SEC on June 25, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting are set forth in the definitive proxy statement/prospectus for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the definitive proxy statement/prospectus for the Business Combination.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Celularity, the combined company or GX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward Looking Statements

This communication contains, or incorporates by reference, “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995, as well as within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may include, but are not limited to, statements regarding the parties’ expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the ability to consummate the Business Combination; (ii) the expected benefits of the Business Combination; (iii) the financial and business performance of Celularity; (iv) the inability to complete the PIPE Investment; (v) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials; (vi) the success and timing of Celularity’s planned clinical trials; (vii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates; (viii) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications; (ix) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production; (x) Celularity’s ability to meet certain milestones; (xi) changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; (xii) the implementation, market acceptance and success of Celularity’s business model; (xiii) developments and projections relating to Celularity’s competitors and industry; (xiv) the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto; (xv) Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; (xvi) expectations regarding the time during which GX will be an emerging growth company under the JOBS Act; (xvii) Celularity’s future capital requirements and sources and uses of cash; (xviii) Celularity’s ability to obtain funding for its operations; (xix) Celularity’s business, expansion plans and opportunities; (xx) the outcome of any known and unknown litigation and regulatory proceedings; and (xxi) changes in applicable laws, ordinances, regulations, codes, executive orders, injunctions, judgments, decrees or other orders or the interpretation thereof. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. These risks and uncertainties may be amplified by the COVID- 19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the parties do not presently know, or that they currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the parties’ expectations, plans, or forecasts of future events and views as of the date of this communication. The parties anticipate that subsequent events and developments will cause their assessments to change. Accordingly, forward-looking statements should not be relied upon as representing the parties’ views as of any subsequent date, and the parties do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Additional risks and uncertainties are identified and discussed in the parties’ reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

About SBMT:

Mission:

The Society for Brain Mapping and Therapeutics (SBMT) is a non-profit society organized for the purpose of encouraging basic and clinical scientists who are interested in areas of Brain Mapping, engineering, stem cell, nanotechnology, imaging, and medical device to improve the diagnosis, treatment, and rehabilitation of patients afflicted with neurological disorders.

This society promotes public welfare and improves patient care through the translation of new technologies/therapies into life-saving diagnostic and therapeutic procedures. Society is committed to excellence in education, and scientific discovery. The society achieves its mission through multi-disciplinary collaborations with government agencies, patient advocacy groups, educational institutes, and industry as well as philanthropic organizations.

www.WorldbrainMapping.Org

About BMF:

Mission:

The Brain Mapping Foundation (BMF) is a non-profit 501c3 charitable organization, which is established for the purpose of facilitating multidisciplinary brain and spinal cord research, and expediting integration of cutting-edge technologies into the field of Neuro-science. BMF is focused on translating state-of-the-art technologies from NASA, DOD and industry into Neurosurgery in order to bring the most advanced medicine to wounded warriors and civilians.

www.BrainMappingFoundation.Org

SBMT and BMF Contact:

Ms. Keri Ann Kimball

Kimball Entertainment
KeriAnn@KimballEntertainment.com

Beverly Hills, CA, 90212
C: 310-721-4912
O: 424-204-9787

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